LAKE SHORE
GOLD CORP

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

07024473

BY MAIL

June 5, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of May 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna

Susy H. Horna
Corporate Secretary

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

dlw 6/19

RECEIVED
2007 JUN 19 A 3: 43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LAKE SHORE GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE ANNOUNCES BOARD CHANGES

May 9, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") announces changes to its Board of Directors following the Company's annual meeting in Vancouver yesterday. Terrance MacGibbon and Edward J. Svoboda did not stand for re-election, and Anthony Makuch was appointed.

Terrance MacGibbon, a Director of Lake Shore since 2005, is President and CEO of FNX Mining Company Inc., a major shareholder of Lake Shore Gold. Ed Svoboda, a Director of Lake Shore since 2004, is a former Officer and Director of Holmer Gold Mines Limited, prior to Lake Shore's acquisition of Holmer in December, 2004. Mr. Svoboda and Mr. MacGibbon served on the Lake Shore Board since 2004 and 2005, respectively.

Anthony Makuch is a professional engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. Since January 2006 he has been Executive Vice President and Chief Operating Officer for FNX Mining Company Inc. From 1998 to December 2005 he held several positions with Dynatec Corporation, including Operations Manager and VP, Operations.

Mr. Makuch is a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo in Ontario, and both a Masters of Science Degree in Engineering and a Masters of Business Administration from Queen's University in Ontario.

Lake Shore Chair Alan Moon said: "On behalf of the entire Board, I thank Terry and Ed for their many contributions to Lake Shore's success. I'd also like to welcome Tony and look forward to working with him during this very exciting phase of the Company's growth."

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. In February 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario from the Porcupine Joint Venture[1]. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

[1] For details refer to Lake Shore's press release dated February 2, 2007, available on the company's website at www.lsgold.com.

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE APPOINTS NEW CFO AND VP EXPLORATION

May 9, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") welcomes Mario Miranda as Chief Financial Officer and David Beilhartz as Vice President Exploration.

Mario Miranda has nearly 20 years experience leading the financial operations and strategic planning of multinational resource, manufacturing and consulting services organizations. Most recently he was Director of Financial Reporting at Kinross Gold Corporation. Prior to Kinross he was Chief Financial Officer of several resource companies including Coalcorp Mining Inc., Pacific Stratus Energy Ltd., Medoro Resources Ltd. and MacDonald Mines Exploration Ltd. He holds a B.A. in Economics from Concordia University and a Graduate Diploma in Public Accounting from McGill University. He is a Chartered Accountant and a member of the Ontario Institute of Chartered Accountants. As CFO of Lake Shore he will be accountable for all areas of financial reporting and related aspects of regulatory compliance. Mr. Miranda is based in Toronto and his appointment is effective June 1, 2007.

Dave Beilhartz has been working with Lake Shore and its predecessor company Holmer Gold Mines Ltd. in a consulting capacity since 1997. He is credited with the discovery of the Ultramafic and Footwall zones at the Company's Timmins West deposit, Prior to 1997, Mr. Beilhartz worked as a geologist for Watts Griffis McOuat Consulting and Inco Limited on a wide variety of projects in Labrador, Québec, Ontario and Manitoba. He holds a BSc. Geology (Honours) from Laurentian University and is a member of the Association of Professional Geoscientists of Ontario. Mr. Beilhartz is based in Sudbury and his appointment is effective immediately.

Lake Shore President and CEO Brian Booth said: "Mario and Dave are the ideal candidates for these important positions due to their extensive experience in the resource sector. Their appointments strengthen our senior management team and provide leadership to the organization as we take Lake Shore forward from exploration to development and ultimately to a production decision."

About Lake Shore
Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. In February 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario from the Porcupine Joint Venture[1]. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

[1] For details refer to Lake Shore's press release dated February 2, 2007, available on the company's website at www.lsgold.com.

LAKE SHORE GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD FIRST QUARTER PROJECT UPDATE

May 10, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") is pleased to provide a quarterly update on its exploration projects in Ontario and Québec as of the end of March 2007.

Timmins West Gold Property, Ontario

Resource Expansion and Exploration Drilling

Currently, one drill is engaged in exploration to test the downplunge extension of the vein zones at a vertical depth of 450 metres, and a second drill rig is drilling the pilot hole for the exploration shaft associated with the planned advanced underground exploration program. Six diamond drill holes were completed in the first quarter of 2007, for a total of 3,276 metres. Logging and sampling are still in progress.

Drilling in 2007 at Timmins West will focus on expanding the hangingwall veins and the main zone. Further testing below the known mineralization shoots as well as further away from the deposit is planned. In order to achieve these objectives, Lake Shore plans to drill approximately 10,000 metres during the year.

Pre-Feasibility Study

The pre-feasibility study ("PFS") at Timmins West continued to advance during the first quarter. The Company announced an agreement for the acquisition of the Bell Creek mine and mill facility (the "Bell Creek Assets"), which assets will provide a processing facility to treat ore from Timmins West. Also during the quarter, Lake Shore awarded a contract to SRK Consulting ("SRK") to develop the preliminary underground Timmins West mine plan, the last main package of work required to complete the PFS. SRK is also compiling the consolidated PFS report at Timmins West and both the PFS report and preliminary mine plan remain on target for completion in the second quarter. The Company, based on these major milestones in the development of Timmins West, initiated intensive studies to modify and re-commission the Bell Creek mill and associated tailings storage facilities to handle the metallurgical testing of the Timmins West mineralization. The environmental and permitting status studies regarding the Bell Creek Assets were completed and are presently being finalized for the purpose of incorporation into the PFS report. Detailed long-range studies and options will continue to be analyzed.

Advanced Exploration Program

Preliminary plans for an advanced underground exploration program were completed at Timmins West and are currently under final review for the purpose of input to the PFS. This plan provides for an exploration shaft to be sunk to a level which will provide a practical platform for in-fill drilling in the area of current resources and to explore the prospective areas outside the current resource envelope. A representative bulk sample from several of the major mineralized zones will be excavated from this level. The search to acquire a suitable used hoist is continuing and a number of prospective hoisting plants have been and continue to be located and inspected at various locations in North America. To prepare for site access and site preparation, engineering and tender documents for the site access road have been completed. Detailed planning will continue in order to prepare for other major commitments for implementation of the program, all of which is subject to board approval for the required advanced exploration expenditures and the PFS report confirming positive project economics. The underground exploration permit application, including a closure plan, was filed with regulatory authorities in March 2007. Financial assurance in the amount of $533,000 to cover site rehabilitation costs was provided with the closure plan. In April 2007 the Company received government approval of the application and receipt of related permits required to proceed with the program.

Vogel-Schumacher Properties

The most recent drilling on the Vogel Property consisted of 10 inclined holes to test the north central portion of the deposit where a 50 by 150 metre gap in the historical drilling was identified as having the potential to host vertical and horizontal veins south of the ultramafic volcanic contact. The mineralized veins were intersected between 50 and 150 metres from surface. The mineralization intersected in this latest drilling is located close to surface and near the existing Bell Creek mine infrastructure, which facilitates exploration and any potential development.

The drill program intersected new typical vertical and horizontal vein mineralization within a brecciated area in the massive volcanics returning 106.90 grams gold per tonne over 2.0 metres, 18.64 grams gold per tonne over 1.2 metres, 16.09 grams gold per tonne over 0.7 metres, 11.74 grams gold per tonne over 1.0 metres and 10.89 grams gold per tonne over 1.1 metres. For details refer to the Company's news release dated February 21, 2007, available on www.lsgold.com

.

The new intersections contained visible gold in or on the margins of typical quartz carbonate veins and associated stringers in eight of the ten holes. Minor sulphides and black tourmaline are associated with the veins and quartz-ankerite stringers. No exploration work was carried out on the Schumacher Property during the first quarter. It is anticipated that once the Bell Creek acquisition is completed, new and complete exploration plans for the Vogel-Schumacher properties, including the Bell Creek mine property, will be formulated.

Blakelock Property

An extensive reverse circulation ("RC") drill program was conducted during the first quarter with two reverse circulation drills. The program consisted of a total of 90 RC holes primarily located on the western and central parts of the Property and was designed to test targets identified through a new magnetic interpretation. RC samples were collected from the overburden till cover and from the bedrock. This method is widely utilized in areas with extensive overburden cover in the Canadian Shield in order to further define diamond drill targets. The samples collected from this program will be analyzed for their gold grain content and shape in an attempt to determine proximity to the source of any in situ gold to the north, in the up ice direction, from the drill holes. The results of this program will help guide a diamond drill program planned to begin in the second or third quarter.

Thunder Creek Property

Lake Shore's Thunder Creek Property consists of 54 claim units, contiguous to and southwest of Timmins West and is underlain by an ultramafic intrusive body similar to the Ultramafic Zone at Timmins West. The Thunder Creek Property represents a primary gold exploration target. The Company is earning a 60% interest pursuant to an option agreement.

In 2007 Lake Shore plans to complete a minimum of 8,000 metres of diamond drilling on the Thunder Creek Property, systematically testing the two structural zones as well as other exploration targets. A diamond drill was mobilized onto the Property in March 2007, and a total of 42 metres were completed in the quarter, with one drill hole still in progress.

Bell Creek Acquisition

On January 31, 2007 Lake Shore signed a binding letter agreement with Goldcorp Canada Ltd. ("Goldcorp"), manager of the Porcupine Joint Venture (the "PJV"), a joint venture between Goldcorp and Kinross Gold Corporation ("Kinross"), to acquire the Bell Creek Assets located immediately to the west of the Schumacher-Vogel properties, in the Timmins Gold Camp, Ontario. The Bell Creek Assets include a hoist, headframe and underground mine infrastructure, a 1,500 tonne per day mill with permitted tailings facilities, and all surface infrastructure including office buildings, road and hydro access.

Under the terms of the agreement, the Company will acquire the Bell Creek Assets for $6 million in cash and $4 million in Lake Shore common shares at a price of $1.51 per share, as well as two million common share purchase warrants exercisable for a period of two years at $2.41 per share. At Lake Shore's option and sole discretion, the cash component can be increased to $7.5 million with a

decrease in the number of common shares issued as consideration for the transaction to shares of a value equal to $2.5 million. Both Goldcorp and Kinross have agreed to hold their respective Lake Shore shares for a period of 12 months following the closing of the transaction. Lake Shore will also grant the PJV a royalty equal to 2% of net smelter returns on the Bell Creek mine, subject to any existing underlying royalties. In conjunction with the technical studies to utilize the mill to treat future potential Timmins West ore, a due diligence team conducted physical, structural, legal, property, environmental and permit status investigations during the due diligence period which was concluded on April 20, 2007. The parties are now working towards completion and execution of a definitive purchase agreement. The acquisition is subject to third party approvals and acceptance by the Toronto Stock Exchange.

About Lake Shore
Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. In February 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario from the Porcupine Joint Venture[1]. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Lake Shore's Qualified Persons ("QP") are Jacques Samson, P.Geo., for Timmins West and Thunder Creek; Richard Labine, P.Geo., for Vogel-Schumacher; and William Waychison, P.Geo, for DeSantis. Each QP has prepared or supervised the preparation of the scientific or technical information for the respective properties.

In conjunction with this quarterly project update, the Company is filing a quarterly Management's Discussion and Analysis and Financial Statements on the SEDAR website at www.sedar.com.

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2006 and the Company's Annual Information Form and Information Circular, also at www.sedar.com.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com

[1] For details refer to Lake Shore's press release dated February 2, 2007, available on the company's website at www.lsgold.com.



NEXT PHASE

LAKE SHORE GOLD CORP

FIRST QUARTER REPORT
OR THE THREE MONTHS ENDED MARCH 31, 200

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2007 and 2006

GENERAL

This Management's Discussion and Analysis ("MD&A") of Lake Shore Gold Corp. (the "Company" or "Lake Shore") provides an analysis of Lake Shore's financial results for the period ended March 31, 2007 and should be read in conjunction with the Company's interim and audited financial statements, including the notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles, for the period ended March 31, 2007 and year ended December 31, 2006, respectively. This MD&A has taken into account information available up to and including May 8, 2007. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Lake Shore is a mineral exploration and development company engaged in the acquisition and exploration as well as development of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec.

Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange (LSG-T).

OVERALL PERFORMANCE

During the first quarter of 2007 Lake Shore entered into an agreement to acquire the Bell Creek mine and mill, which also includes a hoist, headframe, underground mine, surface infrastructure and tailings. The due diligence review was completed on April 20, 2007 to the satisfaction of Lake Shore's management. Timing for completion of the transaction is subject to execution of the definitive agreement as well as receipt of regulatory and third party approvals (see "Bell Creek Acquisition").

Also during the first quarter of 2007 Lake Shore filed the required permit applications in connection with the advanced underground exploration program on the Timmins West Property ("Timmins West"), which is expected to commence this summer.

In April 2007 Lake Shore completed a $28.8 million bought deal financing by issuing 6 million flow through shares at $2.50 per share and 6,875,000 units at $2.00 per unit. Proceeds of the financing will be used to fund expenditures on Timmins West, to complete the Bell Creek acquisition and for general working capital.

Lake Shore has a strong balance sheet with $11.3 million in working capital as at March 31, 2007 in addition to $27 million in net proceeds received from the financing completed in April, and no debt.

Timmins West Gold Property, Ontario

Resource Expansion and Exploration Drilling

Currently, one drill is engaged in exploration to test the downplunge extension of the vein zones at a vertical depth of 450 metres, and a second drill rig is drilling the pilot hole for the exploration shaft associated with the planned advanced underground exploration program. Six diamond drill holes were completed in the first quarter of 2007, for a total of 3,276 metres. Logging and sampling are still in progress.

Drilling in 2007 at Timmins West will focus on expanding the hangingwall veins and the main zone. Further testing below the known mineralization shoots as well as further away from the deposit is planned. In order to achieve these objectives, Lake Shore plans to drill approximately 10,000 metres during the year.

Pre-Feasibility Study

The pre-feasibility study ("PFS") at Timmins West continued to advance during the first quarter. The Company announced an agreement for the acquisition of the Bell Creek mine and mill facility (the "Bell Creek Assets"), which assets will provide a processing facility to treat ore from Timmins West. Also during the quarter, Lake Shore awarded a contract to SRK Consulting ("SRK") to develop the preliminary underground Timmins West mine plan, the last main package of work required to complete the PFS. SRK is also compiling the consolidated PFS report at Timmins West and both the PFS report and preliminary mine plan remain on target for completion in the second quarter. The Company, based on these major milestones in the development of Timmins West, initiated intensive studies to modify and re-commission the Bell Creek mill and associated tailings storage facilities to handle the metallurgical testing of the Timmins West mineralization. The environmental and permitting status studies regarding the Bell Creek Assets were completed and are presently being finalized for the purpose of incorporation into the PFS report. Detailed long range studies and options will continue to be analyzed.

Advanced Exploration Program

Preliminary plans for an advanced underground exploration program were completed at Timmins West and are currently under final review for the purpose of input to the PFS. This plan provides for an exploration shaft to be sunk to a level which will provide a practical platform for in-fill drilling in the area of current resources and to explore the prospective areas outside the current resource envelope. A representative bulk sample from several of the major mineralized zones will be excavated from this level. The search to acquire a suitable used hoist is continuing and a number of prospective hoisting plants have been and continue to be located and inspected at various locations in North America. To prepare for site access and site preparation, engineering and tender documents for the site access road have been completed. Detailed planning will continue in order to prepare for other major commitments

for implementation of the program, all of which is subject to board approval for the required advanced exploration expenditures and the PFS report confirming positive project economics.

The underground exploration permit application, including a closure plan, was filed with regulatory authorities in March 2007. Financial assurance in the amount of $533,000 to cover site rehabilitation costs was provided with the closure plan. In April 2007 the Company received government approval of the application and receipt of related permits required to proceed with the program.

Vogel-Schumacher Properties
The most recent drilling on the Vogel Property consisted of 10 inclined holes to test the north central portion of the deposit where a 50 by 150 metre gap in the historical drilling was identified as having the potential to host vertical and horizontal veins south of the ultramafic-mafic volcanic contact. The mineralized veins were intersected between 50 and 150 metres from surface. The mineralization intersected in this latest drilling is located close to surface and near the existing Bell Creek mine infrastructure, which facilitates exploration and any potential development.

The drill program intersected new typical vertical and horizontal vein mineralization within a brecciated area in the massive volcanics returning 106.90 grams gold per tonne over 2.0 metres, 18.64 grams gold per tonne over 1.2 metres, 16.09 grams gold per tonne over 0.7 metres, 11.74 grams gold per tonne over 1.0 metres and 10.89 grams gold per tonne over 1.1 metres. For details refer to the Company's news release dated February 21, 2007, available on www.lsgold.com.

The new intersections contained visible gold in or on the margins of typical quartz carbonate veins and associated stringers in eight of the ten holes. Minor sulphides and black tourmaline are associated with the veins and quartz-ankerite stringers.

No exploration work was carried out on the Schumacher Property during the first quarter. It is anticipated that once the Bell Creek acquisition is completed, new and complete exploration plans for the Vogel-Schumacher properties, including the Bell Creek mine property, will be formulated.

Blakelock Property
An extensive reverse circulation ("RC") drill program was conducted during the first quarter with two reverse circulation drills. The program consisted of a total of 90 RC holes primarily located on the western and central parts of the Property and was designed to test targets identified through a new magnetic interpretation. RC samples were collected from the overburden till cover and from the bedrock. This method is widely utilized in areas with extensive overburden cover in the Canadian Shield in order to further define diamond drill targets. The samples collected from this program will be analyzed for their gold grain content and shape in an attempt to determine proximity to the source of any in situ gold to the north, in the up ice direction, from the drill holes. The results of this program will help guide a diamond drill program planned to begin in the second or third quarter.

Thunder Creek Property

Lake Shore's Thunder Creek Property consists of 54 claim units, contiguous to and southwest of Timmins West and is underlain by an ultramafic intrusive body similar to the Ultramafic Zone at Timmins West. The Thunder Creek Property represents a primary gold exploration target. The Company is earning a 60% interest pursuant to an option agreement.

In 2007 Lake Shore plans to complete a minimum of 8,000 metres of diamond drilling on the Thunder Creek Property, systematically testing the two structural zones as well as other exploration targets. A diamond drill was mobilized onto the Property in March 2007, and a total of 42 metres were completed in the quarter, with one drill hole still in progress.

Bell Creek Acquisition

On January 31, 2007 Lake Shore signed a binding letter agreement with Goldcorp Canada Ltd. ("Goldcorp"), manager of the Porcupine Joint Venture (the "PJV"), a joint venture between Goldcorp and Kinross Gold Corporation ("Kinross"), to acquire the Bell Creek Assets located immediately to the west of the Schumacher-Vogel properties, in the Timmins Gold Camp, Ontario. The Bell Creek Assets include a hoist, headframe and underground mine infrastructure, a 1,500 tonne per day mill with permitted tailings facilities, and all surface infrastructure including office buildings, road and hydro access.

Under the terms of the agreement, the Company will acquire the Bell Creek Assets for $6 million in cash and $4 million in Lake Shore common shares at a price of $1.51 per share, as well as two million common share purchase warrants exercisable for a period of two years at $2.41 per share. At Lake Shore's option and sole discretion, the cash component can be increased to $7.5 million with a decrease in the number of common shares issued as consideration for the transaction to shares of a value equal to $2.5 million. Both Goldcorp and Kinross have agreed to hold their respective Lake Shore shares for a period of 12 months following the closing of the transaction. Lake Shore will also grant the PJV a royalty equal to 2% of net smelter returns on the Bell Creek mine, subject to any existing underlying royalties.

In conjunction with the technical studies to utilize the mill to treat future potential Timmins West ore, a due diligence team conducted physical, structural, legal, property, environmental and permit status investigations during the due diligence period which was concluded on April 20, 2007. The parties are now working towards completion and execution of a definitive purchase agreement. The acquisition is subject to third party approvals and acceptance by the Toronto Stock Exchange.

RESULTS OF OPERATIONS

Lake Shore recorded a net loss of $972,459 or $0.01 per share during the first quarter of 2007 compared with a net loss of $531,674 or $0.01 per share for the same period in 2006. The increase was mainly due to higher corporate overhead costs as well as the write off of $174,786 in resource property costs relating to non-core properties.

Effective January 1, 2007 the Company changed its practice of reporting stock-based compensation on a separate line in the Consolidated Statements of Loss and Deficit to a method

of allocating the expense to i) office salaries for employees, ii) consulting fees, and to iii) general exploration for individuals involved in exploration work. The allocation for the three month periods ended March 31, 2007 and 2006 was as follows:

	March 31 2007	March 31 2006
Office salaries	**$ 109,372**	$ 80,845
Consulting fees	**264,302**	79,857
General exploration	**94,297**	–
Total stock-based compensation	**$ 467,971**	$ 160,702

The stock-based compensation expense was calculated using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $1.18 (March 31, 2006 – $1.14) for each option grant was estimated using the following assumptions: no dividends are to be paid; expected volatility of 78% (March 31, 2006 – 66%); risk-free interest rate of 4.1% (March 31, 2006 – 4.0%) and expected life of 3.5 years for both periods.

Lake Shore recorded $178,011 (March 31, 2006 – $62,172) in general reconnaissance expenditures of which $94,297 relates to the allocation of stock-based compensation expense for grants to personnel involved in exploration work.

Consulting and management fees increased during the first quarter of 2007 compared to the same period in 2006 due to higher stock-based compensation partially offset by fewer consultants performing non-exploration related activities.

Shareholder information costs increased by $46,530 due to increased regulatory fees as well as expenditures relating to the investor relations manager.

Office expense remained relatively unchanged except for an increase of $27,133 mainly resulting from the allocation of stock-based compensation to office salaries.

Resource property costs in the amount of $174,786 were written off relating to various projects in Ontario. These properties were not a part of Lake Shore's core group of properties and exploration results to date did not warrant further expenditures.

As a result of the tax benefits of deductible expenses incurred during the three months ended March 31, 2007, the Company recorded an income tax recovery of $171,500 (March 31, 2006 – $199,000). In addition renunciation in 2007 of tax deductions related to flow-through shares issued in 2006 resulted in a $1,700,000 (March 31, 2006 – $1,752,000) reduction in shareholders' equity, with a corresponding charge to future income tax liability.

QUARTERLY FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's interim consolidated financial statements.

Fiscal Quarter ended	**1st Quarter March 31 2007**	4th Quarter Dec 31 2006	3rd Quarter Sept 30 2006	2nd Quarter June 30 2006
Interest income	**168,115**	161,636	185,188	199,700
Net loss	**(972,459)**	(1,245,520)	(144,188)	(329,830)
Loss per share*	**(0.01)**	(0.01)	(0.00)	(0.00)

Fiscal Quarter ended	1st Quarter March 31 2006	4th Quarter Dec 31 2005	3rd Quarter Sept 30 2005	2nd Quarter June 30 2005
Interest income	102,279	22,452	29,139	39,248
Net loss	(531,674)	(2,394,734)	(301,686)	(1,195,604)
Loss per share*	(0.01)	(0.03)	(0.00)	(0.02)

* Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the second quarters of 2006 and 2005, which was the result of stock-based compensation expense recorded in 2005. There was also a significant difference between the fourth quarters due to higher recovery of income tax partially offset by higher resource property write-offs in 2006.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. As at March 31, 2007 the Company had cash of $11.6 million and working capital of $11.3 million.

Cash used in operating activities during the three months ended March 31, 2007 was $649,281 (March 31, 2006 – $334,631). Resource property cost write-offs, stock-based compensation expense and recovery of income tax make up the principal amounts that reconcile the statement of loss to the statement of cash flows from operating activities.

Cash used in investing activities for the same period totalled $2,075,882 (March 31, 2006 – $2,492,851). The Company's principal investing activity is the acquisition and exploration of its resource properties. During the period ended March 31, 2007, the Company expended approximately $900,000 on exploration, including drilling and pre-feasibility costs, on the Timmins West Property and $447,000 on the Blakelock Property. Exploration costs were considerably lower in this quarter due to the Company's focus on the administrative aspects of completing the work related to the underground exploration application on Timmins West as well as the acquisition of the Bell Creek mine and mill.

Also included in investing activities was an irrevocable letter of credit for $533,000 posted by the Company in respect of the application for the advanced exploration permit for Timmins West.

In January 2007 the Canopener Project was optioned to Superior Diamonds Inc. ("Superior"). Under the terms of the agreement, Superior contributed mineral claims, issued 75,000 Superior common shares to Lake Shore and agreed to spend $500,000 on exploration over three years.

At March 31, 2007 exploration advances and other receivables included $147,286 relating to Québec refundable tax and mining duties refunds and $108,682 in GST receivables. Accounts payable and accrued charges included $576,950 in trade payables (mainly relating to drilling invoices) and $244,590 in other accrued liabilities.

Due to the adoption of new accounting standards (see "Changes in Accounting Policies") effective January 1, 2007, the Company now measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a new Consolidated Statement of Comprehensive Loss. An amount of $11,250 was recorded as unrealized gains on available-for-sale investments (common shares of Superior) for the period ended March 31, 2007.

Net proceeds of $825,575 were received during the three months ended March 31, 2007 from the exercise of 129,000 warrants and 1,298,500 options.

In management's view the Company currently has sufficient financial resources to fund planned exploration programs and ongoing operating expenditures. The Company will continue to be dependent on raising equity capital as required until it reaches the production stage and generates cash flow from operations.

OUTSTANDING SHARE CAPITAL

As at April 30, 2007 there were 109,968,213 common shares issued and outstanding and the following options and warrants:

OPTIONS

Number of options outstanding	Exercise price range
400,000	$0.00-$0.49
2,643,333	$0.50-$0.99
490,000	$1.00-$1.49
1,477,500	$1.50-$1.99
605,000	$2.00-$2.50
5,615,833	

WARRANTS

Date issued	Number of warrants	Exercise price	Expiry date
April 16, 2007	3,437,500	$2.50	October 16, 2008

CONTRACTUAL OBLIGATIONS

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Thunder Creek and Schumacher properties. If the Company wishes to maintain its interest in these properties, the Company will be required to make certain cash payments and spend amounts on exploration as follows:

	2007	2008	2009
Cash payments	**$ 212,830**	$ 196,256	$ 96,806
Expenditures	**289,176**	550,000	–
	$ 502,006	$ 746,256	$ 96,806

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, advances and other receivables, restricted cash, investment and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007 the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash as held-for-trading, which is measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost. The Company has classified its investment in a public company as available-for-sale and therefore carries it at fair market value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investment is sold. Previously

the Company did not have any available-for-sale investments and therefore no adjustments were required as at January 1, 2007.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports unrealized gains and losses on financial assets classified as available-for-sale on a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders' equity section of the consolidated balance sheet.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007, the Company paid a total of $166,225 (March 31, 2006 – $122,050) on account of consulting and management services provided by directors and by a director who is also an officer. Included in the total paid in the current period, $103,000 was paid to a director who is an officer and $63,225 to independent directors. In addition, during the same three month periods ended March 31, there were fees of $10,500 and $9,000 paid to Southwestern Resources Corp. ("Southwestern"), a company which provides administrative services under the terms of an administrative services agreement. The basis for the various fees is either a monthly or per diem rate. As at March 31, 2007 there was $19,741 (December 31, 2006 – $3,093) owing to Southwestern.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for the design and maintenance of effective internal control over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company's financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information.

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures was conducted as of December 31, 2006 by and under the supervision of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls were operating effectively as of December 31, 2006.

There have been no changes in internal control over financial reporting during the three month period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

SUBSEQUENT EVENT

On April 16, 2007 the Company closed a bought deal financing underwritten by a syndicate of underwriters. The financing consisted of 6,875,000 units and 6 million flow through common shares of the Company at an issue price of $2.00 per unit and $2.50 per flow through share for gross proceeds to the Company of $28,750,000. Each unit consists of one common share plus one-half of one common share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $2.50 expiring 18 months from the closing of the offering.

OUTLOOK

Lake Shore is continuing to advance its key projects toward development decisions with the pre-feasibility study and advanced underground exploration program on Timmins West and continuation of exploration on Vogel-Schumacher. Furthermore on completion of the Bell Creek Assets acquisition Lake Shore will quickly be able to transform itself from a junior exploration company into a gold producer and become a significant player in one of Canada's most prospective gold mining camps.

FORWARD-LOOKING STATEMENTS

Some of the statements in this MD&A constitute "forward-looking statements." Where Lake Shore expresses an expectation or belief as to future events or results, including management's plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators. Lake Shore does not assume the obligation to update any forward-looking statement.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company's interim consolidated financial statements for the period ended March 31, 2007, audited consolidated financial statements for the year ended December 31, 2006, its Annual Information Form and Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.

CONSOLIDATED BALANCE SHEETS

Unaudited	**March 31 2007**	December 31 2006
ASSETS		
Current		
Cash	**$ 11,618,494**	$ 13,518,082
Exploration advances and other receivables	**543,858**	328,175
	12,162,352	13,846,257
Resource properties *note 3(a)*	**80,735,254**	79,337,652
Restricted cash *note 3(b)*	**533,000**	–
Property, plant and equipment (net of accumulated depreciation of $15,644 (2006 – $11,613)	**52,210**	56,241
Investment	**45,750**	–
	$ 93,528,566	$ 93,240,150
LIABILITIES		
Current		
Accounts payable and accrued charges	**$ 821,540**	$ 693,961
Future income taxes *note 6*	**17,688,500**	16,160,000
	18,510,040	16,853,961
SHAREHOLDERS' EQUITY		
Share capital *note 4(b)*	**86,926,387**	85,522,239
Contributed surplus *note 4(e)*	**4,229,500**	4,340,102
Accumulated other comprehensive income *note 4(f)*	**11,250**	–
Deficit	**(16,148,611)**	(13,476,152)
	75,018,526	76,386,189
	$ 93,528,566	$ 93,240,150

See accompanying notes to consolidated financial statements

Approved by the Board

MURRAY A GORDON

ALAN C MOON

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Unaudited		**Three months ended March 31 2007**		Three months ended March 31 2006
EXPENSES				
Consulting and management fees	$	**467,862**	$	350,576
General exploration		**178,011**		62,172
Shareholder information		**142,281**		95,751
Legal and accounting		**25,240**		23,712
Office expense		**293,324**		266,191
Resource property costs written off *note 3*		**174,786**		–
Travel		**30,570**		34,551
Loss before undernoted items		**(1,312,074)**		(832,953)
Interest and other income		**168,115**		102,279
Loss before income taxes		**(1,143,959)**		(730,674)
Recovery of income tax *note 6*		**171,500**		199,000
Net loss for the period		**(972,459)**		(531,674)
Deficit at beginning of period		**(13,476,152)**		(10,347,940)
Income tax benefits renounced to shareholders *note 6*		**(1,700,000)**		(1,752,000)
Deficit at end of period	$	**(16,148,611)**	$	(12,631,614)
Loss per share – basic and diluted	$	**(0.01)**	$	(0.01)
Weighted-average number of shares outstanding		**96,445,963**		87,629,340

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Unaudited	**Three months ended March 31 2007**	Three months ended March 31 2006
Net loss for the period	**(972,459)**	(531,674)
Other comprehensive income:		
Unrealized gain on available-for-sale investment	**11,250**	–
Comprehensive loss for the period	**(961,209)**	(531,674)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited	**Three months ended March 31 2007**	Three months ended March 31 2006
OPERATING ACTIVITIES		
Net loss for the period	**$ (972,459)**	$ (531,674)
Items not involving cash:		
Recovery of income tax	**(171,500)**	(199,000)
Resource property costs written off	**174,786**	–
Other income	**(34,500)**	–
Stock-based compensation	**467,971**	160,702
	(535,702)	(569,972)
Change in non-cash operating working capital items:		
(Increase) decrease in exploration advances and other receivables	**(69,182)**	8,559
(Decrease) increase in accounts payable and accrued charges	**(44,397)**	226,782
Cash used in operating activities	**(649,281)**	(334,631)
INVESTING ACTIVITIES		
Resource property expenditures	**(1,542,882)**	(2,486,966)
Restricted cash	**(533,000)**	–
Additions to property, plant and equipment	**–**	(5,885)
Cash used in investing activities	**(2,075,882)**	(2,492,851)
FINANCING ACTIVITY		
Shares issued	**825,575**	21,514,151
Cash provided by financing activity	**825,575**	21,514,151
(Decrease) increase in cash during the period	**(1,899,588)**	18,686,669
Cash at beginning of period	**13,518,082**	2,592,588
Cash at end of period	**$ 11,618,494**	$ 21,279,257

Supplemental Cash Flow Information *note 7*

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007 and 2006
Unaudited

1 / BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2006, except for the items discussed in note 2 below. These financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three month periods ended March 31, 2007 and 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2 / CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash as held-for-trading, which is measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost. The Company has classified its investment in a public company as available-for-

sale and therefore carries it at fair market value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investment is sold. Previously the Company did not have any available-for-sale investments and therefore no adjustments were required as at January 1, 2007.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, in the shareholders' equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the three month period ended March 31, 2007 are disclosed in note 4(f).

3 / RESOURCE PROPERTIES

a) For the three month period ended March 31, 2007:

	Timmins West	Vogel/ Schumacher	Blakelock	Other[1]	Total
Balance, beginning of period	$ 70,332,789	$4,815,453	$841,600	$3,347,810	$79,337,652
Property acquisition, assessment and maintenance	3,331	55	12,239	15,427	31,052
Analytical	33,937	8,642	8,960	-	51,539
Geophysics	985	-	56,925	-	57,910
Geology	467,886	26,381	74,853	48,313	617,433
Drilling	336,604	83,883	294,217	5,888	720,592
Project administration	75,058	1,200	300	-	76,558
Québec refundable tax credits	-	-	-	17,304	17,304
Resource property costs written off	-	-	-	(174,786)	(174,786)
Balance, end of period	$ 71,250,590	$ 4,935,614	$ 1,289,094	$ 3,259,956	$ 80,735,254

[1]Includes: Bazooka ($779,215); Thunder Creek ($1,239,333); Abitibi ($846,819); Lacey Lake ($171,157); Noranda North ($92,129); Miscellaneous ($131,303).

For the year ended December 31, 2006:

	Timmins West	Vogel/ Schumacher	Blakelock	DeSantis	Other[1]	Total
Balance, beginning of period	$ 62,925,459	$ 3,657,506	$ 36,924	$ 450,349	$ 2,975,221	$ 70,045,459
Property acquisition, assessment and maintenance[2]	1,630,962	121,645	74,863	204,181	166,539	2,198,190
Analytical	329,330	38,532	47,433	72,992	5,101	493,388
Geophysics	4,248	-	116,979	-	76,622	197,849
Geology	1,092,753	198,683	117,649	203,938	292,581	1,905,604
Drilling	4,058,235	797,323	447,438	646,217	138,608	6,087,821
Project administration	291,802	1,764	314	925	(4,906)	289,899
Québec refundable tax credits	-	-	-	-	14,662	14,662
Resource property costs written off	-	-	-	(1,578,602)	(316,618)	(1,895,220)
Balance, end of period	$ 70,332,789	$ 4,815,453	$ 841,600	$ -	$ 3,347,810	$ 79,337,652

[1]Includes: Bazooka ($768,567); Thunder Creek ($1,216,645); Abitibi ($803,824); Lacey Lake ($171,156); Noranda North ($81,949); Miscellaneous ($305,669).

[2]Includes Inco royalty purchase of $1 million.

On January 31, 2007 the Company signed a binding Letter Agreement with Goldcorp Canada Ltd. ("Goldcorp"), manager of the Porcupine Joint Venture (the "PJV"), a joint venture between Goldcorp and Kinross Gold Corporation ("Kinross"), to acquire the PJV's Bell Creek mine and associated infrastructure located in the Timmins Gold Camp, Ontario. The acquisition includes the hoist, headframe and underground mine infrastructure, a 1,500 tonne per day mill with permitted tailings facilities, plus all surface infrastructure including office buildings, road and hydro access (the "Bell Creek Assets"). Consideration for the acquisition will consist of $6 million cash and $4 million worth of common shares. At Lake Shore's option and sole discretion, the Company has the right to increase the cash component to $7.5 million and decrease the number of shares to a cash value of $2.5 million. Goldcorp and Kinross, as parties to the PJV, have agreed to hold their respective Lake Shore shares for a period of 12 months. Lake Shore will also grant the PJV two million warrants for the purchase of two million common shares, exercisable for a period of two years at $2.41 per share. In addition Lake Shore will grant the PJV a royalty equal to 2% of net smelter returns on the Bell Creek mine, subject to any existing underlying royalties encumbering the Bell Creek mine. Upon completion of the transaction, the PJV will have no ownership or liabilities with regard to the Bell Creek Assets other than the referenced royalty interest. The acquisition is subject to execution of a definitive agreement and acceptance by the Toronto Stock Exchange.

In January 2007 the Company entered into a 50/50 joint venture agreement with Superior Diamonds Inc. ("Superior") for gold exploration on Lake Shore's Canopener Property in northwestern Ontario. Under the terms of the agreement, Superior contributed mineral claims, issued 75,000 Superior common shares to Lake Shore and agreed to spend $500,000 on exploration over three years, including a firm commitment of $50,000 in the first year. The common shares of Superior were valued at fair market value at the time of issue and resulted in a gain of $34,500 recorded in interest and other income.

During the three month period ended March 31, 2007, the Company wrote off exploration expenditures totalling $174,786 relating to various non-core projects in Ontario.

b) In February 2007 the Company posted an irrevocable letter of credit in the amount of $533,000 in favour of the Ontario Ministry of Northern Development and Mines as security for the Company's obligations under the Closure Plan submitted in respect of the application for an advanced exploration permit for Timmins West.

4 / SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the three months ended March 31, 2007 and the year ended December 31, 2006, changes in issued share capital were as follows:

Issued and outstanding	**March 31, 2007** Shares	Amount	December 31, 2006 Shares	Amount
Balance, beginning of period	**95,655,713**	**$ 85,522,239**	82,080,751	$ 61,214,693
Private placement – net of share issue costs of $nil (2006 – $1,016,317)	**–**	**–**	9,317,073	18,759,629
Exercise of warrants	**129,000**	**103,200**	1,595,870	2,493,611
Exercise of options (including transfer of $578,573 (2006 – $947,056) from contributed surplus)	**1,298,500**	**1,300,948**	2,228,167	2,275,806
Issued in exchange for resource properties	**-**	**-**	433,852	778,500
Balance, end of period	**97,083,213**	**$ 86,926,387**	95,655,713	$ 85,522,239

On February 13, 2006 the Company completed a bought deal financing pursuant to which it received gross proceeds of $20 million from the sale of 2 million flow through shares at $2.50 per share and 7,317,073 common shares at $2.05 per share. The agents received a cash commission equal to 6% of gross proceeds.

c) Stock Options

As at March 31, 2007 Lake Shore had 5,625,833 stock options outstanding of which 4,838,333 were exercisable.

	March 31, 2007 Number of options	Weighted-average exercise price	December 31, 2006 Number of options	Weighted-average exercise price
Outstanding at beginning of period	**6,724,333**	**$ 1.03**	7,597,500	$ 0.77
Granted	**200,000**	**$ 1.94**	1,455,000	$ 1.78
Exercised/cancelled	**(1,298,500)**	**$ 0.62**	(2,328,167)	$ 0.65
Outstanding at end of period	**5,625,833**	**$ 1.16**	6,724,333	$ 1.03
Exercisable at end of period	**4,838,333**	**$ 1.06**	6,036,833	$ 0.95

d) Stock-Based Compensation

As a result of stock options vesting during the three month period ended March 31, 2007, the Company recorded $467,971 (March 31, 2006 – $160,702) as stock-based compensation expense and included this amount in contributed surplus. Of the total amount, $109,372 (March 31, 2006 – $80,845) was included in office salaries, $264,302 (March 31, 2006 – $79,857) was included in consulting fees, and $94,297 (March 31, 2006 – $nil) was included in general exploration. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $1.18 (March 31, 2006 – $1.14) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 78% (March 31, 2006 – 66%); risk free interest rate of 4.1% (March 31, 2006 – 4.0%); and expected life of 3.5 years (March 31, 2006 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Contributed Surplus

	Three months ended March 31, 2007	Year ended December 31, 2006
Balance, beginning of period	$ 4,340,102	$ 4,059,622
Stock-based compensation	467,971	1,227,536
Stock options exercised	(578,573)	(947,056)
Balance, end of period	$ 4,229,500	$ 4,340,102

f) Accumulated other comprehensive income

	Three months ended March 31, 2007
Balance, December 31, 2006	$ –
Unrealized gain on available-for-sale investment	11,250
Balance, March 31, 2007	$ 11,250

5 / RELATED PARTY TRANSACTIONS

For the three month period ended March 31, 2007, fees amounting to $166,225 (March 31, 2006 – $122,050) were paid on account of consulting and management services provided by directors and by a director who is also an officer. As well, for the three months ended March 31, 2007, there were fees of $10,500 (March 31, 2006 – $9,000) paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement. As at March 31, 2007 there was an amount owing to Southwestern totalling $19,741 (December 31, 2006 – $3,093).

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

6 / INCOME TAXES

As a result of the tax benefits of deductible expenses incurred during the three month period ended March 31, 2007, the Company recorded a recovery of $171,500 (March 31, 2006 – $199,000). As well, funds raised in 2006 were renounced in 2007 which resulted in a $1,700,000 (March 31, 2006 – $1,752,000) reduction in shareholders' equity with a corresponding charge to future income tax liability.

7 / SUPPLEMENTAL CASH FLOW INFORMATION

During the three months ended March 31, 2006, the Company issued 48,852 common shares, valued at $100,000, pursuant to the DeSantis Property agreement.

8 / COMPARATIVE FIGURES

Comparative figures relating to stock-based compensation have been reclassified to conform to the current period's presentation.

9 / SUBSEQUENT EVENT

On April 16, 2007 the Company closed a bought deal financing underwritten by a syndicate of underwriters. The financing consisted of 6,875,000 units and 6 million flow through common shares of the Company at an issue price of $2.00 per unit and $2.50 per flow through share for gross proceeds to the Company of $28,750,000. Each unit consists of one common share plus one-half of one common share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $2.50 expiring 18 months from the closing of the offering.

LAKE SHORE GOLD CORP.
LSG / TSX

Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, British Columbia
Canada V7Y 1C6

T: 604 669 3533
F: 604 688 5175

www.lsgold.com
info@lsgold.com

END